UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For
30 October 2009
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X           Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Shareholder information
Issued ordinary share capital
at 30 September 2009
426 024 653
Market capitalisation
At 30 September 2009 (ZARm)
R34 082
At 30 September 2009 (US$m)
$4 380
Harmony ordinary share
and ADR prices
12-month high (1 October 2008 to
30 September 2009) for
ordinary shares
R132.85
12-month low (1 October 2008 to
30 September 2009) for
ordinary shares
R61.99
12-month high (1 October 2008 to
30 September 2009) for ADRs
$13.25
12-month low (1 October 2008 to
30 September 2009) for ADRs
$5.47
Free float
100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter
(1 July 2009 to 30 September 2009  R69.05 –
– closing prices)
R87.51
Average daily volume for
the quarter (1 July 2009 to
30 September 2009)
2 153 250
New York Stock
Exchange, Inc.
HMY
Range for quarter
(1 July 2009 to 30 September 2009    $8.50 –
– closing prices)
$11.75
Average daily volume for
the quarter (1 July 2009 to
30 September 2009)
3 090 206
Nasdaq
HMY
Range for quarter
(1 July 2009 to 30 September 2009    $8.50 –
– closing prices)
$11.78
Average daily volume for
the quarter (1 July 2009 to
30 September 2009)
582 680
Key features for the quarter
6% increase in total gold production – higher than guidance provided
º
6% increase in underground tonnage
º    10% improvement in average recovery grade
5.2% increase in total R/kg costs
º    mainly related to wages and electricity increases
Capital efficiencies
º    capital expenditure 17% less than previous quarter
On track to delivering annual production target
º    increased ounces
º
improved performance at all shafts – except Virginia and Evander
Financial summary for the first quarter ended 30 September 2009
Quarter
Quarter
Sept
June
Q-on-Q
2009
2009
%
variance
Gold                –
kg
11 615
11 003
5.6
produced          –
oz
373 431
353 752
5.6
Cash               –
R/kg
188 362
179 074
(5.2)
costs               –
US$/oz
753                 661
(13.9)
Cash
– R million
552
743
(25.7)
operating
– US$ million
71
88
(19.3)
profit
Gold                –
kg
11 471
10 829
5.9
sold                 –
oz
368 800
348 160
5.9
Gold price
– R/kg
239 438
245 953
(2.69)
Exchange rate  – R/US$
7.78                8.42
(7.6)
HARMONY’S ANNUAL REPORTS
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and
its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for
the year ended 30 June 2009 are available on our website at www.harmony.co.za.
Results for the first quarter
ended 30 September 2009
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN Code: ZAE 000015228

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management,
markets for stock and other matters. Statements
in this quarter that are not historical facts are
“forward-looking statements” for the purpose of
the safe harbor provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended,
and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements
are statements that are not historical facts.
These statements include financial projections
and estimates and their underlying assumptions,
statements regarding plans, objectives and
expectations with respect to future operations,
products and services, and statements regarding
future performance. Forward-looking statements
are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates”
and similar expressions. These statements are
only predictions. All forward-looking statements
involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks,
uncertainties and other factors could cause actual
events or results to differ from those expressed or
implied by the forward-looking statements.
These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward-looking statements
include, without limitation:
overall economic and business conditions in
South Africa and elsewhere;
the ability to achieve anticipated efficiencies
and other cost savings in connection with
past and future acquisitions;
increases/decreases in the market price
of gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labour disruptions;
availability, terms and deployment of capital;
changes in government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in South Africa and
regionally.
Contents
Page
Chief Executive Officer’s Review
3
Safety and health
5
Operational review
5
South African underground operations
5
– Bambanani
5
– Doornkop
6
– Elandsrand
6
– Evander
6
– Joel
6
– Masimong
7
– Phakisa
7
– Target
7
– Tshepong
7
– Virginia
8
South African surface operations
8
– Kalgold
8
– Phoenix
8
– Rock dumps
9
International operations
9
Morobe Mining Joint Venture
9
– Hidden Valley
9
– Wafi-Golpu
9
Development
10
Exploration
11
Operating results (Rand/Metric)
14
Condensed Consolidated Income Statement (Rand)
16
Consolidated Statement of Other Comprehensive Income (Rand)
17
Condensed Consolidated Balance Sheet (Rand)
18
Condensed Consolidated Statement of Changes in Equity (Rand)
19
Condensed Consolidated Cash Flow Statement (Rand)
20
Notes to the Condensed Consolidated Financial Statements
for the period ended 30 September 2009
21
Segment Report for the period ended 30 September 2009 (Rand/Metric)
25
Operating Results (US$/Imperial)
28
Condensed Consolidated Income Statement (US$)
30
Consolidated Statement of Other Comprehensive Income (US$)
31
Condensed Consolidated Balance Sheet (US$)
32
Condensed Consolidated Statement of Changes in Equity (US$)
33
Condensed Consolidated Cash Flow Statement (US$)
34
Segment Report for the period ended 30 September 2009 (US$/Imperial)
35
Development Results – Metric and Imperial
37
Contact Details
40

Harmony Quarterly Report 2009 3
Chief Executive Officer’s Review
Overview
The first quarter of FY10 marked the start of our ‘Four-phase
Growth Path’, the objective of which is to produce more ounces from those assets we have and to acquire further ounces through acquisitions and strategic partnerships.
Safety
We are deeply saddened by the death of eight of our colleagues during the quarter and I extend my hearfelt condolences to their families, friends and workmates.
Those who died were: Phakisa employee Tokelo Maliba, a loader driver;
Masimong employee Letsema Hlaeli, a team leader; Unisel employees
Simiao Alexandre Bila, a miner, Thabiso Belekwane and Tseliso Lekeka, both locomotive operators; Evander employee Boy Sikobi, a rock drill operator; Elandsrand employee Samual Tsabedze, a stope team leader; and Doornkop employee Clement Rantjelebane, an engineering foreman.
Safety concerns are being addressed through: management leading by example, improved communication and safety awareness campaigns.
Our safety strategy and initiatives have resulted in improved safety statistics quarter-on-quarter, but we continue to strive for an even safer working environment.
Gold market
Primarily a South African gold producer, we continued to experience the negative impact of a strong South African Rand, and a consequent lower average Rand gold price received, on revenue. In the quarter under review, the Rand/US Dollar exchange rate averaged R7.78/US$
compared with R8.42/US$ in the previous quarter. The average Rand gold price received during the period declined by 3% to R239 438/kg.
It is encouraging, nonetheless, to note the 7% improvement in the
US Dollar gold price – from US$935/oz at the start of the quarter to
US$996/oz at the close. This serves to underpin our conﬁ dence in gold, particularly during times of global economic stress.
None of the fundamentals supporting the metal have changed:
overall demand is little affected by increased scrap entering the market; central banks continue to exercise prudence in respect of their holdings; and supply of newly-mined gold is likely to continue to be constrained by fewer new discoveries, as well as the costs and timeframes associated with exploration, development and mining, and by the availability of funding for new projects.
Operational performance
Total gold production increased by 6% to 11 615kg, reﬂ ecting increases in gold production from both underground and surface sources and exceeding guidance provided in September 2009. While total throughput was 4% lower at 4 484 000t, the average yield was 10%
higher at 2.59g/t.
Underground gold production was 5% higher at 10 724kg, resulting from a 6% rise in throughput from underground to 2 392 000t. The average underground yield was slightly lower at 4.48g/t. With the exception of Evander and Virginia, all of the underground operations delivered improvements in gold production. Particularly noteworthy was Doornkop’s 28% increase in gold production. This was the consequence of a 45% increase in yield, due largely to a remarkable improvement in development metres achieved, which will ensure that the build-up plan on the South Reef Project is achieved.
A 26% increase in surface yield to 0.43g/t more than offset the impact of a 13% decrease in surface throughput, resulting in a 10%
increase in surface gold production to 891kg. The Kalgold open-pit operation recorded a 16% increase in gold production on the back of higher throughput due to improved plant availability, while the surface retreatment operations, excluding Phoenix, showed a 61%
improvement in yield and delivered 14% more gold.
Financial performance
Higher gold production helped to overcome the negative impact of a 3% drop in the average Rand gold price received to R239 438/kg.
Consequently, total revenue was 3% higher at R2.7 billion. After accounting for an 11% increase in cash operating costs to R2.2 billion –
the main drivers of which were electricity and labour – cash operating proﬁ t was 26% down on the previous quarter at R552 million.
Labour costs increased by R162 million when compared to the previous quarter, due to annual wage increases implemented and a once off leave liability adjustment of R35 million. Electricity costs increased by
R135 million, R75 million of which was attributable to winter tariffs.
As previously advised, capital expenditure is beginning to edge downward as the major projects reach advanced stages of
development and start to come on stream. The September quarter’s capital expenditure was 17% down at R915 million.
Project progress
Our South African growth projects, Phakisa, Doornkop, Elandsrand and the Tshepong decline are working towards contributing lower cost per unit ounces. These projects are well on their way towards achieving their targets.
Despite some setbacks during the commissioning phase, good
progress was made at Hidden Valley in Papua New Guinea. Completion and commissioning of the conveyor is scheduled during the December
2009 quarter, with production expected to ramp up to commercial levels during the December 2009 quarter.
Exploration
Generally, exploration results were pleasing and the drilling programmes are on track. For more information see the exploration section on page 11.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Investor Day
On 19 August 2009 Harmony held an Investor Day, the purpose of which was to share with investors our planning parameters, strategic plan and outlook for the next ﬁ ve years. We have spent R1.1 billion on capital development in the past year, which is already showing results, as illustrated in the graph below:
Corporate matters
It is pleasing to report that all agreements relating to our acquisition of the Free State assets from Pamodzi Gold Free State (Pty) Limited (in provisional liquidation) (Pamodzi Gold Free State) have been signed, following indications of support from the main creditors being the
Industrial Development Corporation and the Unions, and the sanction of the High Court.
The waste rock dump agreement became unconditional on
16 September 2009 and R20 million in terms of this agreement was paid to Pamodzi Gold Free State. It is likely that the remaining agreements will become unconditional towards the end of November
2009, which will result in Harmony having to pay the balance of the consideration price, being R380 million.
The assets, to be known collectively for now as the President Steyn
Shafts, are an excellent ﬁ t with our existing Free State assets. As reported previously, we expect to be able to exploit numerous synergies between the two, and to deliver signiﬁ cant proﬁ table ounces into our growth proﬁ le as a result.
Harmony paid its ﬁ rst dividend in ﬁ ve years on 21 September 2009.
We believe that paying a dividend is a sign of a healthy company and, depending on operational performance and revenue, we intend paying regular dividends to shareholders.
Looking ahead
In the short term, we would expect gold production to increase marginally as the various restructuring measures we have taken in respect of existing operations continue to bed down and as our new projects start to deliver.
We will have to contend with the likelihood of continuing Rand strength for now, and the negative consequences of this on Rand gold receipts.
Indeed, we may have to consider some restructuring at our lowest-
grade, highest-cost operations.
In terms of costs, while we are into summer and free for a couple of quarters from higher winter electricity tariffs, the spectre of further extraordinary price hikes from power utility Eskom to fund its growth imperative looms large. In addition, our wage bill will reﬂ ect the impact of the recently agreed two-year wage settlement.
Our weapon in managing the strong Rand and rising costs, must be improved productivity – in short, we need to work harder and smarter.
Our focus remains producing more proﬁ table ounces.
Looking further ahead, we remain bullish on the fundamentals of the gold sector in the medium and longer term. This is what encourages us to continue to pursue our four-phase growth path:
optimising our asset portfolio;
improving operational efﬁ ciency and productivity;
making further acquisitions and entering into other strategic partnerships when it makes sense to do so; and
growing organically.
Chief Executive Officer
Graham Briggs

Harmony Quarterly Report 2009 5
Safety and health
Safety
Safety remains a key focus at all of Harmony’s operations. It is with deep regret that we report that eight fatalities occurred during the
September 2009 quarter. Falls of ground were the main cause of most of these incidents. Our management teams continue to roll out effective behavior-based safety programmes to ensure that safety standards are adhered to and that best practices are applied at all workplaces.
We are pleased to announce that, during the September quarter, there was an improvement in the key safety rates compared to the previous quarter. The Lost Time Injury Frequency Rate (LTIFR) improved by 26%
compared to the actual ﬁ gure for the previous year (from 9.35 to 6.91)
and by 17% quarter-on-quarter from 8.35 to 6.91, the best rate ever achieved at Harmony. A single-digit LTIFR was achieved for the fourth consecutive quarter. The year to date Reportable Injury Frequency Rate
(RIFR) improved by 29% compared to the actual ﬁ gure for the previous year (from 4.97 to 3.55) and by 20% from 4.43 in the June 2009 quarter to 3.55 in the current quarter; again, the best ever achieved RIFR at
Harmony. Although the Fatality Injury Frequency Rate (FIFR) declined
52% compared to the actual ﬁ gure for the previous year (from 0.21 to 0.32), an improvement of 9% was achieved for the quarter under review at 0.32 compared with a FIFR of 0.35 in the previous quarter.
These improvements in safety rates bear testimony to the emphasis placed on safety at Harmony and we are starting to see the positive effects of behaviour change among our employees.
Harmony’s management team is dedicated to ensuring that these safety improvements are sustainable and to ensure that through the continued implementation of effective behaviour-based safety programmemes at all our operations, the safety culture and mindset of safety is maintained throughout the company.
Operational overview
South African underground operations
September
June
%
Indicator
2009
2009
Variance
Tonnes                       (‘000)
2 392 2 267 6
Grade                            (g/t)
4.48 4.50 –
Gold produced
(kg)
10 724 10 192 5
Gold sold
(kg)
10 617 10 035 6
Cash operating costs     (R/kg)
191 627 179 181 (7)
Operating proﬁt
(R’000)
483 717 682 608 (29)
The following operations achieved outstanding safety results:
Evander 8 Shaft – 2 000 000 fatality free shifts
Doornkop Shaft – 1 000 000 fatality free shifts
Merriespruit 1 Shaft – 750 000 fatality free shifts
Evander Plant – 500 000 fatality free shifts
Health
The well-being and healthcare of our employees is another key focus for the company. Harmony continues to consolidate the various components of healthcare that will contribute to the well-being of our employees and improve productivity in the company in the longer term.
In terms of occupational hygiene, noise and dust are the key problem areas. Much is being done to curb the impact of these and ensure that our employees are protected against them in their workplaces. During the quarter under review, implementation of personalised hearing protection devices (HPDs) was 90% completed. The installation of sound attenuators on mechanical loaders has been scheduled and some of the operations have already begun installation of the devices.
Bambanani
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 147 138 7
Grade (g/t) 6.44 6.35 1
Gold produced (kg) 946 876 8
Gold sold (kg) 973 792 23
Cash operating costs (R/kg) 199 533 193 207 (3)
Operating proﬁ t (R’000) 40 633 44 050 (8)
Bambanani had a satisfactory quarter, with a 7% increase in tonnes milled and a 1% increase in grade, resulting in an 8% increase in gold production to 946kg. The improvements were due to a stronger emphasis on disciplined mining, in particular the achievement of daily tramming and hoisting targets, as well as clean mining.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Cash operating costs rose by 12% due mainly to wage increases and higher electricity costs. Increased gold production contained the increase in R/kg unit costs to 3%, at R199 533/kg. Operating proﬁ t dropped by 8% due to a decrease in the R/kg gold price received.
Doornkop
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 130 148 (12)
Grade (g/t) 3.85 2.65 45
Gold produced (kg) 500 392 28
Gold sold (kg) 500 394 27
Cash operating costs (R/kg) 171 476 211 855 19
Operating proﬁt (R’000) 18 536 27 651 (33)
Doornkop’s gold production for the quarter increased by 28% to 500kg, a 45% increase in recovered grade offsetting a 12% decrease in tonnes milled. Doornkop has seen a remarkable improvement in development metres achieved, which will ensure that the build-up on the South
Reef project is achieved. Total cash operating costs rose by 3% due to increased labour and electricity costs.
Cash operating costs in R/kg terms improved by 19% and are expected to improve further as a result of increased square metres to be mined from the higher grade South Reef areas.
Elandsrand
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 260 233 12
Grade (g/t) 6.25 6.30 (1)
Gold produced (kg) 1 625 1 469 11
Gold sold (kg) 1 433 1 368 5
Cash operating costs (R/kg) 182 729 180 732 (1)
Operating proﬁt (R’000) 68 904 103 204 (33)
Elandsrand recorded a good performance. A 12% increase in tonnes milled negated a 1% decrease in recovered grade, resulting in an 11%
increase in gold production to 1 625kg.
Improved production resulted in cash operating costs rising by only
1% to R182 729/kg.
Cash operating proﬁ t was 33% lower at R69 million, due mainly to a lower R/kg gold price received and a four-day production stoppage following a fatal accident.
Evander
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 259 248 4
Grade (g/t) 4.78 5.44 (12)
Gold produced (kg) 1 239 1 348 (8)
Gold sold (kg) 1 203 1 429 (16)
Cash operating costs (R/kg) 226 699 185 361 (22)
Operating proﬁt (R’000) 16 880 85 014 (80)
Evander continues to deliver disappointing results. While tonnes milled rose by 4% to 259 000t reﬂ ecting improved volumes from Evander 7 and 8 shafts, recovered grade was 12% down due to lower yields from
Evander 2, 5 and 8 shafts. Increased throughput was not sufﬁ cient to offset the lower yield and gold production was 8% down at 1 239kg.
Lower production, together with increased labour and electricity costs, led to a 22% increase in cash operating costs to R226 699/kg. Fewer ounces and higher costs resulted in an 80% drop in cash operating proﬁ t to R17 million.
The overall performance of Evander 2 and 5 shafts during the quarter was negatively affected both by actions taken to improve safety and implementation of a new mining plan during August 2009 to deliver lower volumes and higher grade.
Joel
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 136 131 4
Grade (g/t) 3.79 3.76 1
Gold produced (kg) 515 492 5
Gold sold (kg) 529 443 19
Cash operating costs (R/kg) 198 792 198 069 –
Operating proﬁt (R’000) 22 944 21 674 6
Joel had a pleasing quarter in terms of both safety and operational performance. Tonnes milled continue to improve and was 4% higher at
136 000t. Overall, recovered grade improved from 3.76 g/t to 3.79 g/t which, together with higher grades and higher tonnes, resulted in a 5%
increase in gold production.
In spite of signiﬁcant labour and electricity cost increases, cash operating costs were well controlled, rising by only 0.4% to
R198 792/kg. Cash operating proﬁ t for the quarter increased by 6%
to R23 million, the result of increased gold production and the shaft’s ability to curb its costs.

Harmony Quarterly Report 2009 7
Masimong
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 234 222 5
Grade (g/t) 5.81 5.24 11
Gold produced (kg) 1 359 1 164 17
Gold sold (kg) 1 349 1 245 8
Cash operating costs (R/kg) 137 986 141 947 3
Operating proﬁt (R’000) 138 159 135 373 2
Masimong excelled once again, recording improved tonnage, grade and gold production. Tonnes milled rose by 5%, due to improved square metres mined. Recovered grade was 11% higher at 5.81g/t, a consequence of an increase in face grades from the B Reef and improved sweepings and stoping widths.
While cash operating costs were 14% higher due mainly to increased labour and electricity costs, the 17% increase in gold production resulted in R/kg unit costs decreasing by 3% to R137 986/kg. This was the best R/kg cost performance in the company during the quarter.
Cash operating proﬁ t was R138 million.
Masimong is in good shape and well-positioned to produce consistent safety, production and proﬁ tability results.
Phakisa
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 71 67 6
Grade (g/t) 3.66 3.64 1
Gold produced (kg) 260 244 7
Gold sold (kg) 268 219 22
Cash operating costs (R/kg) 222 000 159 652 (39)
Operating (R’000) 5 244 18 724 (72)
Phakisa recorded moderate operational results. Tonnes milled improved by 6% to 71 000t. A geological feature in the 63 line caused delays in production during the quarter, but has been resolved.
There was a slight increase in recovered grade from 3.64g/t to 3.66g/t in the past quarter. Gold produced increased by 7% to 260kg.
Total cash operating costs were 48% higher, inﬂ ated by production build-up costs and higher labour and electricity costs. This impacted negatively on R/kg costs, which rose by 39% to R222 000/kg. Cash operating proﬁ t was thus 72% lower at R5 million. Costs are likely to improve in the next quarter, as production is brought back in line with the planned upward trend.
Four ice plants have been commissioned, resulting in improved ventilation and cooling. This will have a positive effect on productivity and production. The ﬁ fth ice plant will be up and running in the next quarter.
Target
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 193 167 16
Grade (g/t) 4.71 4.78 (1)
Gold produced (kg) 909 798 14
Gold sold (kg) 955 765 25
Cash operating costs (R/kg) 166 448 153 876 (8)
Operating proﬁt (R’000) 59 779 36 965 62
Target delivered an excellent safety performance during the quarter and gold production rose by 14% to 909kg. A 16% improvement in tonnes milled to 193 000t – reﬂ ecting increased availability of the massive stopes and improved environmental conditions in the narrow reef, conventional stoping section – offset the effect of a 1% decline in yield to 4.71g/t. A higher plant call factor and continued underground clean-up helped to boost production.
Cash operating costs were 8% higher due to higher tonnage milled, as well as wage and electricity increases. Increased gold production, as well as more gold sold, resulted in a 62% improvement in cash operating proﬁ t.
A programme of geological re-modelling and a re-estimation of the orebody is almost complete. This is expected to lead to better estimates of ore mined going forward.
Tshepong
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 418 348 20
Grade (g/t) 4.07 4.76 (14)
Gold produced (kg) 1 703 1 655 3
Gold sold (kg) 1 751 1 503 17
Cash operating costs (R/kg) 168 445 157 819 (7)
Operating proﬁ t (R’000) 127 136 137 647 (8)
Tshepong achieved a 20% improvement in tonnes milled due to higher square metres mined and additional waste development tonnes milled from the decline trammed to reef. The increase in tonnage resulted in
1 703kg of gold produced, 3% up from the previous quarter.
Recovered grade was 14% lower at 4.07g/t, the reason being more erratic values as panels were mined on the edge of the pay shoot.
Cash operating costs increased by 10%, mainly as a result of the signiﬁ cant hikes in labour, electricity and stores costs. This resulted in
R/kg unit costs increasing by 7% to R168 445/kg. Cash operating proﬁ t decreased by 8% due to cost increases and lower grade achieved.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Virginia
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 544 565 (4)
Grade (g/t) 3.07 3.10 (1)
Gold produced (kg) 1 668 1 754 (5)
Gold sold (kg) 1 656 1 877 (12)
Cash operating costs (R/kg) 249 947 212 624 (18)
Operating loss (R’000) (14 498) 72 306 (120)
Virginia recorded poor operational results. Its performance was affected by several issues, including a stoppage resulting from a fatality, power failures, seismic events and back-breaks. These incidents caused a decline in square metres mined, as well as a 4% decline in tonnes milled to 544 000t. The recovered grade decreased by only 1% to
3.07g/t. Lower throughput and grade resulted in a 5% decrease in gold production to 1 668kg.
Cash operating costs increased by 12% to R249 947/kg, due to lower gold production and increases in labour and electricity costs. An operating loss of R14 million was recorded
Due to economic conditions, as well as the low grade of the declining orebody, restructuring alternatives are being evaluated at Brand and
Harmony 2 operations.
South African surface operations
September
June
%
Indicator
2009
2009
Variance
Tonnes
(‘000)
2 092 2 397 (13)
Grade                            (g/t)
0.43 0.34 26
Gold produced
(kg)
891 811 10
Gold sold
(kg)
854 794 8
Cash operating costs     (R/kg)
149 072 177 721 16
Operating proﬁt
(R’000)
68 432 60 782 13
Kalgold
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 452 385 17
Grade (g/t) 0.92 0.93 (2)
Gold produced (kg) 415 359 16
Gold sold (kg) 378 342 11
Cash operating costs (R/kg) 172 831 204 017 15
Operating proﬁt (R’000) 14 758 20 232 (27)
Kalgold exceeded its plans for the quarter, with tonnes milled 17%
higher at 452 000t. Grade remained fairly ﬂ at at 0.92tg/t. Gold produced was 16% higher at 415 kg. Cash operating costs decreased by 15% due to an increase in gold production. Cash operating proﬁ t, however, was
27% lower due to a lower Rand gold price received.
Phoenix
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 1 382 1 649 (16)
Grade (g/t) 0.117 0.107 9
Gold produced (kg) 162 177 (9)
Gold sold (kg) 162 177 (9)
Cash operating costs (R/kg) 173 827 182 492 5
Operating proﬁt (R’000) 10 951 11 513 (5)
Phoenix experienced operational problems, resulting in a disappointing performance. Although recovered grade increased by 9% to 0.117g/t, due to improved grades from both Brand A and H1, tonnes milled were
16% lower and gold production declined by 9% to 162kg.
Slimes reclamation at Brand A has now reached the bottom strip and the improved grades are expected to continue during the December quarter.
Cash operating costs were 5% lower at R173 827/kg, due mainly to lower volumes treated. The lower costs contributed to a 4.7% decrease in R/kg costs. Cash operating proﬁ t was 5% lower at R11 million, resulting from a decrease in gold production and a lower gold price received.

Harmony Quarterly Report 2009 9
Rock dumps
September
June
%
Indicator
2009
2009
Variance
Tonnes (‘000) 258 363 (29)
Grade (g/t) 1.22 0.76 61
Gold produced (kg) 314 275 14
Gold sold (kg) 314 275 14
Cash operating costs (R/kg) 104 898 140 324 25
Operating proﬁt (R’000) 42 723 29 037 47
Despite a 29% decrease in tonnes milled, gold production increased by
14% to 314kg. Gold production includes 94kg of gold retrieved from the
Winkelhaak plant following its closure. Higher gold production resulted in a 25% improvement in cash operating cost to R104 898/kg.
Cash operating proﬁ t increased by 47% to R43 million as a result of the increase in gold sold.
International operations
At Hidden Valley heavy rain and plant commissioning issues,
including a mill gearbox failure, reduced planned production levels by approximately 15 000 ounces.
Hidden Valley processing plant commissioning and production
ramp up was slower than planned.
Morobe Mining Joint Venture, PNG (50%)
Hidden Valley
Project construction and process plant commissioning activities were delayed during the quarter. Exceptionally heavy rain during July 2009
(exceeding a 1-in-20-year event) and the premature failure of a mill gearbox and plant modiﬁ cations in September 2009, signiﬁ cantly impacted commissioning production. Harmony’s 50% share of
production for the quarter was 3 168 ounces.
By the end of September 2009 the process plant had been largely commissioned. Mill utilisation and throughput rates, after the gearbox repairs and Carbon-in-Leach (CIL) plant modiﬁ cations, were ramping up satisfactorily.
Overland conveyor construction was similarly impacted by wet weather and is behind schedule. Construction should be substantially complete by the end of November 2009. Production will not be impacted by the conveyor delay as higher grade ore from the Hamata pit (located adjacent to the processing plant) is to be processed ﬁ rst.
Work continues with establishment and management of waste dumps as well as a continued focus on community engagement, employment and training of local employees. The engineering and design contract for the Hidden Valley expansion project as part of the concept study was awarded during the quarter. Initial work will focus on identifying and completing ‘early wins’ based upon data and process information obtained during the ongoing plant commissioning.
Gold production summary
September 2009 quarter
Mine production
Gold production
(t
000’s)
(oz)
Hidden Valley
(1)
3 917 3 168
(1) Hidden Valley production is treated as commissioning production. Costs associated with these ounces have been excluded from the cost calculations throughout this report.
Wafi-Golpu
The integrated geological model for Waﬁ -Golpu was used to target the ongoing drilling programme. A desktop study has identiﬁ ed a potential mining concept for the Golpu porphyry deposit. The block cave concept in conjunction with an open pit mine remains the preferred route pending conﬁ rmation of drilling results.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Development
Note:
The ore reserve block grades reflect the grades of the blocks in the life of mine plans of the various operations. Those blocks are to a large degree the blocks above a certain cut off grade that have been targeted for mining. The development grades are the grades as sampled in the ongoing on-reef development at  the operations and no selectivity has been applied from a grade point of view.
Bambanani
The Bambanani ore reserve grade is to a large degree a reflection of the future extraction of the high grade Basal Reef shaft pillar. No on-reef development was done in the high grade shaft pillar during the quarter and the current development grade is in line with the planned grades. However, the development grade is expected to increase over the next quarter as some of the raises move into better areas.
Doornkop
Limited South Reef has been exposed to date and on-reef development metres are below plan in the expected higher grade area of 192 Level.
Although the ore body remains high-risk with the limited information available, development grades are starting to improve as more reef metres are being developed. The 197 Level grades improved to over
1000 cmg/t, which is in line with the reserve grade. 192 Level is still low at a grade of approximately 700 cmg/t, but, as mentioned, is expected to improve.
Elandsrand
The quarter-on-quarter drop in development grade is as a result of a combination of lower raise values in the Old Mine and also between
105 and 109 Level in the New Mine. The 109-33 and 109-32 raise lines developed into poorly mineralised VCR with poor values as expected.
Grades are however expected to increase as 109-32 and 109-33 raise lines moves out of the poorly mineralised zones.
Evander
There was a slight increase in grade due to mainly Evander 8 shaft raises developing from the pay shoot edges towards the main pay shoot. An increase in grades at Evander 8 is expected to continue.
Joel
There was a quarter-on-quarter drop in development grade which can be attributed to the variability of the Beatrix Reef in the areas that are being developed. The rolling four-quarter development grade, however, remains higher than the reserve grade.
Masimong
The development grade is lower than the reserve grade due mainly to an underperformance on the ‘B’ Reef drives. The current grades on the
Basal Reef on-reef development are also slightly below expectation.
Ore Reserve Block Grades v Development Grades
Ore Reserve
(cmg/t)
Rolling
4 quarter average
(cmg/t)
Current
quarter
(cmg/t)

Harmony Quarterly Report 2009 11
Phakisa
With Phakisa being a new mine, the development is currently taking place close to the shaft in the lower-grade southern areas. Grades will improve as the development progresses towards the north and more reef is exposed within the major north west- to south east-trending
Basal Reef payshoot.
There was an increase in development grade for the raises being developed in the southern area, compared with the previous quarter.
Target (Narrow Reef Mining)
Development sampling is now reported only on those raises being developed for “gold” as distinct from those raises developed on selected horizons to “de-stress” future massive stopes. Further, sampling of access drives for massive mining are also not reported as they are not representative of the reefs on which the massives are designed. As such, development sampling reported represents a relatively small portion of future production.
No on-reef raise development took place during the current quarter due to environmental conditions in certain areas of the mine.
Tshepong
A large proportion of the on-reef development is currently taking place on the edges of the north west- to south east-trending Basal
Reef payshoot. The development grade is expected to improve as new raise lines become available within the deeper extension of the payshoot in the Sub 66 and Sub 71 decline area.
There was an increase in grade reported for the “B” Reef as opposed to a drop in grade for the Basal Reef on-reef development.
Virginia
In general the development at Unisel produced good results, especially on the Basal Reef where good channels were intersected between waste on contact areas to the south of the shaft.
At the Merriespruit shafts there were disappointing results as development for both the Leader Reef and Basal Reef intersected areas of poorly developed reef and areas of eroded reef remnants.
Exploration
South Africa
Evander 6 shaft and Twistdraai (Taung JV)
Harmony’s objective is to complete a bankable feasibility study of the two areas within ﬁ ve years. During the quarter under review, permission from the Department of Mineral Resources (DMR) was sought to begin surface drilling of three holes in the Twistdraai area. Consultations with stakeholders have taken place and no objections have been recorded.
We are now awaiting ﬁ nal DMR approval and it is likely that drilling will start in the new year.
A study entailing a detailed mine plan and schedule of the Evander 6 shaft was completed during the quarter. The purpose of the study is to optimise the extraction of the orebody and improve the project
ﬁ nancials.
Evander South surface drilling
Good progress was made at Evander South during the September quarter, with a total of 7 461 metres drilled compared to the
7 440 metres that were planned (+0.3% variance). Progressively, the programme is 5% ahead of schedule and is almost complete with
96% of the planned metres having been drilled. One rig has already demobilised with the others due to ﬁ nish in mid-November.
Waste Metres / Reef Metres / Ave cmg/t

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Joel North surface drilling – exploration progress
The current surface drilling programme at Joel North involves drilling six holes to a depth of between 1 300 metres and 1 400 metres to the north of the current Joel mine workings to allow an upgrade of the resource between 129 Level and 137 Level. During the quarter,
3 445 metres were drilled. The programme is 36% complete and projected completion is March 2010. The ﬁ rst reef intersection was made on 24 October 2009.

Project Saints
Project Saints entails the re-treating of surface tailings in the
Free State at a rate of 1 million tonnes per month. During the quarter detailed modelling of each of the dams was completed with particular attention paid to the distribution of the grade and the mining methodology. We decided to follow a recommendation from a recent ore resource/reserve audit conducted to drill additional holes on each of the dams.
We are currently awaiting approval from the Department of Mineral
Resources of the re-aligned environmental management programmes that were delivered. Furthermore, most of the licences for servitudes have been received and those that are outstanding are not thought to pose a signiﬁ cant risk to the project proceeding.
Project Libra
With regard to Project Libra, the re-treating of surface tailings at a rate of 1 million tonnes per month from the Winkelhaak, Leslie and Kinross tailings dams at Evander, the feasibility study has now been initiated and consultants have been engaged to carry out the environmental impact assessment and to complete a conceptual design of the tailings storage facilities. The dams will also be re-drilled and samples collected for assay and metallurgical recovery test work.
Project TPM
Ore from Harmony’s Free State mines contains uranium as a by-
product of gold processing and the TPM project envisages treating current arisings from the Tshepong, Phakisa and Masimong (TPM)
mines primarily for uranium.
During the quarter, a sampling programme was devised. At the end of the quarter assaying of samples began and permission was granted for the pilot plant to be constructed. Assaying of these samples will only be complete by the end of February. In the meantime, the resource models for project TPM will be updated and it is likely that the pre-
feasibility for the project will be reviewed again in March 2010. The pilot plant is due to be commissioned by the end of October and for
ﬂ otation test work to start thereafter.
Environmental impact specialist studies concerning the building of a new uranium plant were completed during the quarter.
St Helena 10 shaft
This project involves the re-opening of St Helena No 10 shaft. During the
September quarter we began preparation of block plans incorporating the faulting structure and this is due for completion by the middle of
November. The digitising of the Basal Reef has also started and will be followed by the Leader Reef. A more detailed mine plan will then be drawn up and the feasibility study ﬁ nalised within the next few months.
International
1.    Wafi-Golpu JV
Waﬁ Near Mine (Brownﬁ elds)
Northern Diatreme Margin
Two holes (WR316 and WR318) for 1 405m were completed during the quarter as part of a broader programme to deﬁ ne and test the northeast margin of the diatreme intrusive. The target was based on an area of elevated surface Au geochemistry adjacent to the diatreme contact, which had seen little previous drill testing.
Drilling of a third hole, WR231, is in progress.
Miapili Prospect
A new zone of copper-gold mineralisation has been intersected on the Waﬁ Transfer Structure approximately 900m northeast of
Golpu. Miapili prospect was drilled to test a magnetic target and intersected several broad intervals of highly anomalous copper-
gold mineralisation including a higher grade interval of 52m @
1.0 g/t Au, 0.2% Cu from 409m. The mineralisation correlates with a broad zone of stockwork vein mineralisation in metasediments that sits along the contact of a porphyry intrusive. The style of mineralisation is similar to Nambonga with laminated quartz-
sulphide-magnetite veins. The drill intercept is open to the south and follow-up drilling is planned for this December 2009 quarter.
Golpu Deeps and Waﬁ Project studies
One aspect of concept studies underway is that it appears
possible to achieve signiﬁ cant value enhancement for the project if a single decline and high-lift block cave are utilised, as opposed to the double-lift twin decline scenario used in the original pre-
feasibility study. Two deep drill holes are proposed to test the size and shape of the Golpu ore body at depth in order to determine if the concept is viable. Drilling is scheduled to start in November.
2.    Morobe Exploration JV
Grassroots exploration during the quarter was undertaken on
nine separate prospect areas across four exploration licences including EL1403 (Morobe Coast), EL1629 (Garaina), EL1103 (Zilani)
and EL1316 (Mumeng). In line with the strategy, work to date continues to focus on the Waﬁ Transfer structure and surrounding prospects in order to develop a province with multiple gold and porphyry copper-gold deposits. Results from Pekumbe have been highly encouraging.
3.    Hidden Valley JV
ML151 (Brownﬁ elds)
Exploration drilling on ML151 Hidden Valley reduced during
the quarter to two holes (976m). The exploration drill rig was redirected onto resource deﬁ nition work at Kaveroi North in order to allow additional time for interpretation and ranking of targets in the context of the new Hidden Valley Geological Model.

Harmony Quarterly Report 2009 13
Yafo Prospect
Drilling at the Yafo prospect on ML151 comprised one hole for
381.9m to follow up below the historic intercept in MP001 (20m
@ 12.88g/t Au from 36m). Although the drill hole intersected a zone of strong sericite-clay-pyrite-k-feldspar alteration, results returned were disappointing. No work is planned at this stage until results are interpreted in context with the Hidden Valley
Geological Model.
Apu Creek
The Apu Creek prospect is located approximately 800m east of the Hidden Valley – Kaveroi ore system. Drilling re-started late in the quarter to follow up of anomalous silver mineralisation intersected by APDH001 and historical drill results associated with southern extensions of the Hidden Valley fault system (i.e.
HV018: 10m @ 0.53g/t Au; 35m @ 0.41g/t Au). The intent of the drilling is to understand metal/alteration zonation and structural setting in relation to the HV-Kaveroi system and generate targets for extensions to the known mineralised system.
4.    PNG Exploration (Harmony 100%)
West Sepik Project – ELA1708 (Amanab)
The tenement is located approximately 160km north of the
OK Tedi copper-gold mine in the Sandaun Province. The tenement was pegged to target the bedrock source of the alluvial goldﬁ eld centred on the Yup River. EL1708 was granted on 6 July 2009 and title documents were received during the quarter. Data compilation and programme planning began for work programmes in the
second half of FY10.
Mt Hagen Project – EL1611 (Angiki) and EL1596 (Jimi Valley)
Transactions to acquire the Mt Hagen Project were ﬁ nalised
during the quarter. Harmony acquired 100% of the mineral rights for EL1596 from Frontier Resources for the cash consideration of A$300 000. Harmony also acquired the rights to explore the adjacent tenement EL1611 over a four-year period, with the
condition that Harmony’s exploration programme meets the
minimum annual statutory expenditure commitment. At any time during this period Harmony may exercise an option to purchase
100% of the tenement for a total cash consideration of 6 million
Kina.
A brief ﬁ eld visit was completed during the quarter. Work focused on setting up procedural, safety and administrative controls ahead of ﬁ eld operations. Field operations are set to begin in
October 2009 with establishment of a base camp at Kurunga and initial trenching and surface sampling across the strike of the mineralised outcrop.

14 Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Harmony Quarterly Report 2009 15
Operating results
(Rand/Metric)
Underground production – South Africa
Surface production – South Africa
Total
SA
Total
SA
South
Africa
Bambanani
Doornkop
Elandsrand
Evander
Joel
Masimong
Phakisa
Target
Tshepong
Virginia
Underground
Kalgold
Phoenix
Dumps
Surface          Other                Total
Ore milled
– t’000
Sep-09
147
130
260
259
136
234
71
193
418
544
2 392
452
1 382
258
2 092
–
4 484
Jun-09 138 148 233 248 131 222 67 167 348 565 2 267 385 1 649 363 2 397 – 4 664
Gold produced
– kg
Sep-09
946
500
1 625
1 239
515
1 359
260
909
1 703
1 668
10 724
415
162
314
891
–
11 615
Jun-09 876 392 1 469 1 348 492 1 164 244 798 1 655 1 754 10 192 359 177 275 811 – 11 003
Yield
– g/tonne
Sep-09
6.44
3.85
6.25
4.78
3.79
5.81
3.66
4.71
4.07
3.07
4.48
0.92
0.12
1.22
0.43
–
2.59
Jun-09 6.35 2.65 6.30 5.44 3.76 5.24 3.64 4.78 4.76 3.10 4.50 0.93 0.11 0.76 0.34 – 2.36
Cash operating costs
– R/kg
Sep-09
199 533
171 476
182 729
226 699
198 792
137 986
222 000
166 448
168 445
249 947
191 627
172 831
173 827
104 898
149 072
–
188 362
Jun-09 193 207 211 855 180 732 185 361 198 069 141 947 159 652 153 876 157 819 212 624 179 181 204 017 182 492 140 324 177 721 – 179 074
Cash operating costs
– R/tonne
Sep-09
1 284
660
1 142
1 084
753
801
813
784
686
766
859
159
20
128
63
–
488
Jun-09 1 226 561 1 139 1 008 744 744 581 735 751 660 806 190 20 106 60 – 422
Gold sold
– Kg
Sep-09
973
500
1 433
1 203
529
1 349
268
955
1 751
1 656
10 617
378
162
314
854
–
11 471
Jun-09 792 394 1 368 1 429 443 1 245 219 765 1 503 1 877 10 035 342 177 275 794 – 10 829
Revenue
(R’000)
Sep-09
233 738
120 432
349 650
290 373
127 680
323 889
64 293
219 345
420 604
398 125
2 548 129
83 694
39 111
75 661
198 466
–
2 746 595
Jun-09 195 988 94 870 331 745 347 441 109 157 308 757 53 695 188 380 372 123 464 875 2 467 031 84 952 43 814 67 626 196 392 – 2 663 423
Cash operating costs
(R’000)
Sep-09
188 758
85 738
296 935
280 880
102 378
187 523
57 720
151 301
286 862
416 911
2 055 006
71 725
28 160
32 938
132 823
–
2 187 829
Jun-09 169 249 83 047 265 496 249 867 97 450 165 226 38 955 122 793 261 190 372 943 1 826 216 73 242 32 301 38 589 144 132 – 1 970 348
Inventory movement
(R’000)
Sep-09
4 347
16 158
(16 189)
(7 387)
2 358
(1 793)
1 329
8 265
6 606
(4 288)
9 406
(2 789)
–
–
(2 789)
–
6 617
Jun-09 (17 311) (15 828) (36 955) 12 560 (9 967) 8 158 (3 984) 28 622 (26 714) 19 626 (41 793) (8 522) – – (8 522) – (50 315)
Operating costs
(R’000)
Sep-09
193 105
101 896
280 746
273 493
104 736
185 730
59 049
159 566
293 468
412 623
2 064 412
68 936
28 160
32 938
130 034
–
2 194 446
Jun-09 151 938 67 219 228 541 262 427 87 483 173 384 34 971 151 415 234 476 392 569 1 784 423 64 720 32 301 38 589 135 610 – 1 920 033
Cash operating proﬁ t
(R’000)
Sep-09
40 633
18 536
68 904
16 880
22 944
138 159
5 244
59 779
127 136
(14 498)
483 717
14 758
10 951
42 723
68 432
–
552 149
Jun-09 44 050 27 651 103 204 85 014 21 674 135 373 18 724 36 965 137 647 72 306 682 608 20 232 11 513 29 037 60 782 – 743 390
Capital expenditure
(R’000)
Sep-09
23 019
72 766
111 325
51 651
17 809
38 866
127 689
83 710
71 169
51 557
649 561
1 811
1 503
–
3 314
13 456
666 331
Jun-09 17 783 96 198 111 500 56 477 18 369 33 000 103 916 92 693 68 364 71 903 670 203 5 444 739 – 6 183 21 203 697 589

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
Quarter ended
Year ended
September
June
September¹
June
2009
2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Note
R million
R million
R million
R million
Continuing operations
Revenue 2 747 2 663 2 682 11 496
Cost of sales 2 (2 604) (2 863) (2 377) (9 836)
Production cost (2 195) (1 920) (1 874) (7 657)
Amortisation and depreciation (350) (546) (308) (1 467)
Impairment of assets – (330) (152) (484)
Employment termination and restructuring costs – – (12) (39)
Other items (59) (67) (31) (189)
Gross proﬁ t/(loss)
143
(200)
305
1 660
Corporate, administration and other expenditure (88) (99) (91) (362)
Exploration expenditure (60) (77) (51) (289)
Other (expenses)/income – net (72) (74) 524 864
Operating (loss)/proﬁ t
(77)
(450)
687
1 873
Proﬁ t from associates 31 49 1 12
Proﬁ t on sale of investment in associate – – 1 1
Impairment of investment in associate – – (112) (112)
Fair value movement of listed investments – 12 – (101)
Proﬁ t on sale of listed investments 2 – – –
Impairment of investments (2) – – –
Investment income 71 108 77 444
Finance cost (35) (20) (85) (212)
(Loss)/proﬁ t before taxation
(10)
(301)
569
1 905
Taxation (19) 547 (237) (196)
Net (loss)/proﬁ t from continuing operations
(29)
246
332
1 709
Discontinued operations
3
(Loss)/proﬁ t from discontinued operations – (8) 70 1 218
Net (loss)/proﬁ t
(29)
238
402
2 927
(Loss)/earnings per ordinary share (cents)
4
– (Loss)/earnings from continuing operations (7) 58 83 413
– (Loss)/earnings from discontinued operations – (2) 17 294
Total (loss)/earnings per ordinary share (cents)
(7)
56
100
707
Diluted (loss)/earnings per ordinary share (cents)
4
– (Loss)/earnings from continuing operations (7) 58 82 411
– (Loss)/earnings for discontinued operations – (2) 17 293
Total diluted (loss)/earnings per ordinary share (cents)
(7)
56
99
704
The accompanying notes are an integral part of these condensed consolidated ﬁ nancials statements.
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as part of continuing operations. See note 3 in this regard.

Harmony Quarterly Report 2009 17
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (Rand)
Quarter ended
Year ended
September                      June
September                      June
2009                     2009
2008                     2009
(Unaudited)            (Unaudited)
(Unaudited)               (Audited)
R million
R million
R million
R million
Net (loss)/proﬁ t for the period
(29)
238
402
2 927
Attributable to:
Owners of the parent (29) 238 402 2 927
Non-controlling interest – – – –
Other comprehensive income/(loss) for the period, net of income tax 15 (203) 88 (450)
Foreign exchange translation proﬁ t/(loss) 19 (205) 119 (497)
Mark-to-market of available-for-sale investments (4) 2 (31) 47
Total comprehensive (loss)/income for the period
(14)
35
490
2 477
Attributable to:
Owners of the parent (14) 35 490 2 477
Non-controlling interest – – – –

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At                         At                          At
September
June             September
2009                     2009                      2008
(Unaudited)               (Audited)             (Unaudited)
Note
R million
R million
R million
ASSETS
Non-current assets
Property, plant and equipment 28 457 27 912 27 020
Intangible assets 2 218 2 224 2 213
Restricted cash
165                        161                       181
Restricted investments 1 668 1 640 1 512
Investments in ﬁ nancial assets 39 57 48
Investments in associates 360 329 34
Trade and other receivables 72 75 127
32 979 32 398 31 135
Current assets
Inventories 1 147 1 035 752
Trade and other receivables 838 885 875
Income and mining taxes 45 45 54
Cash and cash equivalents 1 094 1 950 1 186
3 124 3 915 2 867
Assets of disposal groups classiﬁ ed as held-for-sale 3 – – 1 408
3 124 3 915 4 275
Total assets
36 103
36 313
35 410
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 28 093 28 091 25 904
Other reserves
388                       339                        777
Retained earnings/(accumulated loss) 853 1 095 (1 430)
29 334 29 525 25 251
Non-current liabilities
Borrowings
5                       108                       110                        176
Deferred tax 3 265 3 251 3 008
Provision for environmental rehabilitation 1 564 1 530 1 152
Retirement beneﬁ t obligation and other provisions 166 166 145
5 103 5 057 4 481
Current liabilities
Trade and other payables 1 385 1 460 1 528
Income and mining taxes 21 19 295
Borrowings 5 260 252 3 363
1 666 1 731 5 186
Liabilities of disposal groups classiﬁ ed as held-for-sale – – 492
1 666 1 731 5 678
Total equity and liabilities
36 103
36 313
35 410
Number of ordinary shares in issue 426 024 653 425 986 836 403 424 148
Net asset value per share (cents) 6 886 6 931 6 259
The accompanying notes are an integral part of these condensed consolidated ﬁ nancials statements.

Harmony Quarterly Report 2009 19
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Unaudited) (Rand)
Retained
Issued
earnings/
share
Other
(accumulated
capital
reserves
loss)
Total
Note
R million
R million
R million
R million
Balance – 30 June 2009 28 091 339 1 095 29 525
Issue of share capital 2 – – 2
Deferred share-based payments – 34 – 34
Comprehensive income/(loss) for the period – 15 (29) (14)
Dividends paid 6 – – (213) (213)
Balance as at 30 September 2009
28 093
388
853
29 334
Balance – 30 June 2008 25 895 676 (1 832) 24 739
Issue of share capital 9 – – 9
Deferred share-based payments – 13 – 13
Comprehensive income for the period – 88 402 490
Balance as at 30 September 2008
25 904
777
(1 430)
25 251

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Quarter ended
Year ended
September
June
September
June
2009                         2009                      2008                     2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
Cash ﬂ ow from operating activities
Cash generated by operations 225 780 670 2 813
Interest and dividends received 68 107 82 457
Interest paid (9)
(65)                      (112)                     (280)
Income and mining taxes paid (25) (428) (1) (704)
Cash generated by operating activities 259 394 639 2 286
Cash ﬂ ow from investing activities
(Increase)/decrease in restricted cash (3) 6 (103) (83)
Net proceeds on disposal of listed investments 15 – – –
Net additions to property, plant and equipment (907) 1 093 798 979
Other investing activities 8 51 10 (79)
Cash (utilised)/generated by investing activities (887) 1 150 705 817
Cash ﬂ ow from ﬁ nancing activities
Long-term loans repaid (7) (2 462) (588) (3 738)
Ordinary shares issued – net of expenses 2 10 8 1 953
Dividends paid
(213)                             –                           –                           –
Cash utilised by ﬁ nancing activities (218) (2 452) (580) (1 785)
Foreign currency translation adjustments
(10) 18 7 217
Net (decrease)/increase in cash and cash equivalents (856) (890) 770 1 535
Cash and cash equivalents – beginning of period 1 950 2 840 415 415
Cash and cash equivalents – end of period
1 094
1 950
1 186
1 950

Harmony Quarterly Report 2009 21
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED 30 SEPTEMBER 2009
1.     Accounting policies
Basis of accounting
The condensed consolidated interim ﬁ nancial statements for the period ended 30 September 2009 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual ﬁ nancial statements for the year ended 30 June 2009. These condensed consolidated interim ﬁ nancial statements are prepared in accordance with IAS 34, Interim Financial Reporting , and should be read in conjunction with the ﬁ nancial statements for the year ended 30 June 2009.
2.
Cost of sales
Quarter ended
Year ended
September
June
September¹
June
2009                      2009                      2008                     2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
R million
R million
R million
R million
Production costs 2 195 1 920 1 874 7 657
Amortisation and depreciation 350 546 308 1 467
Impairment of assets – 330 152 484
Provision for rehabilitation costs 4 13 6 21
Care and maintenance cost of restructured shafts 21 15 12 53
Employment termination and restructuring costs – – 12 39
Share-based compensation 34 38 13 113
Provision for post retirement beneﬁ ts – 1 – 2
Total cost of sales
2 604
2 863
2 377
9 836
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as part of continuing operations. See note 3 in this regard.
3.
Disposal groups classiﬁ ed as held-for-sale and discontinued operations

Following approval by the Board of Directors in April 2007, the assets and liabilities related to Mount Magnet (operations in Australia) were classiﬁ ed as held-for-sale. This operation also met the criteria to be classiﬁ ed as discontinued operations in terms of IFRS 5. During the June
2009 quarter, it was decided that further drilling at the site to deﬁ ne the orebody would enhance the selling potential of the operation. As a result, the operation no longer met the requirements of IFRS 5 to be classiﬁ ed as held-for-sale, and was therefore reclassiﬁ ed as continuing operations again. Consequently, the income statements and earnings per share amounts for all comparative periods have been represented taking this change into account.
4.
(Loss)/earnings per ordinary share
(Loss)/earnings per ordinary share is calculated on the weighted average number of ordinary shares in issue for the quarter ended
30 September 2009: 425.9 million (30 June 2009: 425.7 million, 30 September 2008: 403.1 million) and for the year ended 30 June 2009:
414.1 million.
The fully diluted (loss)/earnings per ordinary share is calculated on weighted average number of diluted ordinary shares in issue for the quarter ended 30 September 2009: 427.2 million (30 June 2009: 427.5 million, 30 September 2008: 404.6 million) and for the year ended
30 June 2009: 416.0 million.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Quarter ended
Year ended
September
June
September
June
2009                      2009                     2008                      2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
Total (loss)/earnings per ordinary share (cents):
Basic (loss)/earnings
(7)                       56                        100                       707
Fully diluted (loss)/earnings (7) 56 99 704
Headline (loss)/earnings (12) 107 24 262
– from continuing operations (12) 107 7 239
– from discontinued operations – – 17 23
R million
R million
R million
R million
Reconciliation of headline (loss)/earnings:
Continuing operations
Net (loss)/proﬁ t (29) 246 332 1 709
Adjusted for (net of tax):
Proﬁ t on sale of property, plant and equipment (1) (83) (567) (975)
Proﬁ t on sale of listed investments (1) – – –
Fair value movement of listed investments – (9) – 71
Foreign exchange gain reclassiﬁ ed from equity (22) – – (384)
Proﬁ t on sale of associate – – (1) (1)
Impairment of investment in associates – – 112 112
Impairment of investments 2 – – –
Impairment of property, plant and equipment – 303 152 457
Headline (loss)/earnings
(51)
457
28
989
Discontinued operations
Net (loss)/proﬁ t – (8) 70 1 218
Adjusted for (net of tax):
Proﬁ t/(loss) on sale of property, plant and equipment – 6 – (1 121)
Headline (loss)/earnings
–
(2)
70
97
Total headline (loss)/earnings
(51)
455
98
1 086
5. Borrowings
September                      June
September
2009                     2009                      2008
(Unaudited)               (Audited)
(Unaudited)
R million
R million
R million
Total long-term borrowings 108 110 176
Total current portion of borrowings 260 252 3 363
Total borrowings
(1)
368
362
3
539
(1)
Included in the borrowings is R104 million (June 2009: R106 million; September 2008: R183 million) owed to Westpac Bank Limited in terms of a ﬁ nance lease agreement. The future minimum lease payments to the loan are as follows:

Harmony Quarterly Report 2009 23
September                      June
September
2009                     2009                      2008
(Unaudited)               (Audited)
(Unaudited)
R million
R million
R million
Due within one year
31                         30                         46
Due between one and ﬁ ve years 76 80 156
107                        110                       202
Future ﬁ nance charges (3) (4) (19)
Total future minimum lease payments
104
106
183
6.     Dividend declared
On 13 August 2009, the board of directors approved a ﬁ nal dividend for the 2009 ﬁ nancial year of 50 SA cents per share. The total dividend, amounting to R213 million was paid on 21 September 2009.
September                       June
September
2009                      2009                      2008
(Unaudited)                (Audited)
(Unaudited)
Dividend declared (R million) 213 – –
Number of shares in issue (thousands) 426 025 425 987 403 424
Dividend per share (cents) 50 – –
7.
Commitments and contingencies
September                      June
September
2009                     2009                      2008
(Unaudited)               (Audited)
(Unaudited)
R million
R million
R million
Capital expenditure commitments
Contracts for capital expenditure 528 478 512
Authorised by the directors but not contracted for 1 829 734 2 467
2 357
1 212
2 979
This expenditure will be ﬁ nanced from existing resources.
Contingent liability
Class action
We have ﬁ led with the Court a Motion to Dismiss all claims asserted in the Class Action Case, the plaintiffs have ﬁ led an opposing response, and we have since replied to that response. At this point the matter is in the hands of the Court and we are awaiting a ruling by the Court.
It is not possible to predict with certainty when the Court will rule on the Motion to Dismiss as the timing of the ruling is entirely within the discretion of the Court.
8.     Subsequent events
During October 2009, Harmony sold its remaining Avoca shares of 2 465 295 at an average price of A$1.66 per share, amounting to the sale proceeds of A$4.1 million.
9.      Segment report
The segment report follows on page 25 and 26.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
10.    Reconciliation of segment information to consolidated income statements and balance sheet
September              September
2009                     2008
(Unaudited)           (Unaudited)
R million
R million
The “reconciliation of segment data to consolidated ﬁ nancials” line item in the segment reports are broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report.
Revenue from:
Discontinued operations
–                       338
Production costs from:
Discontinued operations
–                       248
Reconciliation of cash operating proﬁ t to gross proﬁt:
Total segment revenue 2 747 3 020
Total segment production costs (2 195) (2 122)
Cash operating proﬁ t as per segment report 552 898
Less:
Discontinued operations
–                       (90)
Cash operating proﬁ t as per segment report 552 808
Cost of sales items other than production costs (409) (503)
Amortisation and depreciation
(350)                     (308)
Impairment of assets
–                      (152)
Employment termination and restructuring costs – (12)
Share-based compensation
(34)                       (13)
Rehabilitation costs
(4)                         (6)
Care and maintenance costs of restructured shafts (21) (12)
Gross proﬁ t as per income statements*
143
305
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment:
Mining assets
596                       459
Undeveloped property 5 139 5 139
Other non-mining assets
66                         48
Less:
Non-current assets previously classiﬁ ed as held-for-sale – (272)
Less:
Non-current assets classiﬁ ed as held-for-sale – (737)
5 801
4 637
* The reconciliation was done up to the ﬁ rst recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Harmony Quarterly Report 2009 25
SEGMENT REPORT FOR THE PERIOD ENDED 30SEPTEMBER 2009 (Unaudited) (Rand/Metric)
Cash
Production
operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁ t/(loss)
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg
t’000
Operations
South Africa
Underground
Bambanani 234 193 41 672 23 946 147
Doornkop 120 101 19 2 618 73 500 130
Elandsrand 350 281 69 2 797 111 1 625 260
Evander 290 273 17 958 52 1 239 259
Masimong 324 186 138 684 39 1 359 234
Phakisa 64 59 5 3 778 128 260 71
Target 219 160 59 2 262 84 909 193
Tshepong 421 294 127 3 660 71 1 703 418
Virginia 398 413 (15) 868 52 1 668 544
Other
(1)
128 105 23 230 18 515 136
Surface
Other
(2)
199 130 69 141 15 891 2 092
Total South Africa
2 747
2 195
552
18 668
666
11 615
4 484
International
Papua New Guinea – – – 3 713 249 – –
Other operations
(3)
– – – 275 – – –
Total international
–
–
–
3 988
249
–
–
Total operations
2 747
2 195
552
22 656
915
11 615
4 484
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 10) – – 5 801
2 747
2 195
28 457
Notes:
(1)
Includes Joel.
(2)
Includes Kalgold, Phoenix and Dumps.
(3)
Includes Mount Magnet.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2008 (Unaudited) (Rand/Metric)
Cash
Production
operating
Mining
Capital
Kilograms
Tonnes
Revenue
cost
proﬁ t/(loss)
assets
expenditure
produced
milled
R million
R million
R million
R million
R million
kg
t’000
Continuing operations
South Africa
Underground
Bambanani 256 171 85 731 11 1 189 142
Doornkop 55 59 (4) 2 229 83 255 110
Elandsrand 332 245 87 2 450 95 1 528 288
Evander 346 238 108 1 226 50 1 612 306
Masimong 282 169 113 647 33 1 272 235
Phakisa 23 18 5 3 265 105 109 30
Target 127 118 9 2 259 61 530 167
Tshepong 410 250 160 3 586 51 1 906 354
Virginia 485 377 108 928 39 2 197 568
Other
(1)
114 92 22 233 11 538 137
Surface
Other
(2)
252 137 115 151 54 1 151 2 262
Total South Africa
2 682
1 874
808
17 705
593
12 287
4 599
International
Papua New Guinea – – – 3 669 400 – –
Other operations
(3)
– – – 272 – – –
Total international
–
–
–
3 941
400
–
–
Total continuing operations
2 682
1 874
808
21 646
993
12 287
4 599
Discontinued operations
Cooke operations 338 248 90 737 53 1 564 801
Total discontinued operations
338
248
90
737
53
1 564
801
Total operations
3 020
2 122
898
22 383
1 046
13 851
5 400
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 10) (338) (248) 4 637
2 682
1 874
27 020
Notes:
(1)
Includes Joel.
(2)
Includes Kalgold, Phoenix and Dumps.
(3)
Includes Mount Magnet.

Harmony Quarterly Report 2009 27
Results for the first quarter
ended 30 September 2009
Incorporated in the Republic of South Africa
Registration Number 1950/038232/06
(“Harmony” or “Company”)
JSE Share code: HAR
NYSE Share code: HMY
ISIN Code: ZAE 000015228
Results for the
first quarter ended
30 September 2009
(US$)

28 Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
Harmony Quarterly Report 2009 29
OPERATING RESULTS
(US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
SA
Total
SA
South
Africa
Bambanani
Doornkop
Elandsrand
Evander
Joel
Masimong
Phakisa
Target
Tshepong
Virginia
Underground
Kalgold
Phoenix
Dumps
Surface          Other                 Total
Ore milled
– t’000
Sep-09
162
143
287
286
150
258
78
213
461
600
2 638
498
1 524
285
2 307
–
4 945
Jun-09 152 163 257 273 144 245 74 184 384 623 2 499 425 1 818 400 2 643 – 5 142
Gold produced
– oz
Sep-09
30 415
16 075
52 245
39 835
16 558
43 693
8 359
29 225
54 753
53 627
344 785
13 343
5 208
10 095
28 646
–
373 431
J u n - 0 9 2 8 1 6 4 1 2 6 0 3 4 7 2 2 9 4 3 3 3 9 1 5 8 1 8 3 7 4 2 3 7 8 4 5 2 5 6 5 6 5 3 2 0 9 5 6 3 9 2 3 2 7 6 7 8 1 1 5 4 2 5 6 9 1 8 8 4 1 2 6 0 7 4 – 3 5 3 7 5 2
Yield
– oz/t
Sep-09
0.19
0.11
0.18
0.14
0.11
0.17
0.11
0.14
0.12
0.09
0.13
0.03
0.00
0.04
0.01
–
0.08
J u n - 0 9 0 . 1 9 0 . 0 8 0 . 1 8 0 . 1 6 0 . 1 1 0 . 1 5 0 . 1 1 0 . 1 4 0 . 1 4 0 . 0 9 0 . 1 3 0 . 0 3 0 . 0 0 0 . 0 2 0 . 0 1 – 0 . 0 7
Cash operating costs
– $/oz
Sep-09
798
685
730
906
795
552
887
665
673
999
766
691
695
419
596
–
753
J u n - 0 9 7 1 4 7 8 3 6 6 8 6 8 5 7 3 2 5 2 4 5 9 0 5 6 8 5 8 3 7 8 5 6 6 2 7 5 4 6 7 4 5 1 8 6 5 6 – 6 6 1
Cash operating costs
– $/t
Sep-09
150
77
133
126
88
93
95
91
80
89
100
19
2
15
7
–
57
J u n - 0 9 1 3 2 6 1 1 2 3 1 0 9 8 0 8 0 6 3 7 9 8 1 7 1 8 7 2 0 2 1 1 6 – 4 6
Gold sold
– oz
Sep-09
31 283
16 075
46 072
38 677
17 008
43 371
8 616
30 704
56 296
53 242
341 344
12 153
5 208
10 095
27 456
–
368 800
J u n - 0 9 2 5 4 6 3 1 2 6 6 7 4 3 9 8 2 4 5 9 4 3 1 4 2 4 3 4 0 0 2 8 7 0 4 1 2 4 5 9 5 4 8 3 2 3 6 0 3 4 7 3 2 2 6 3 2 1 0 9 9 6 5 6 9 1 8 8 4 1 2 5 5 2 8 – 3 4 8 1 6 0
Revenue
($’000)
Sep-09
30 037
15 477
44 933
37 315
16 408
41 622
8 262
28 188
54 051
51 162
327 455
10 755
5 026
9 723
25 504
–
352 959
J u n - 0 9 2 3 2 7 3 1 1 2 6 6 3 9 3 9 4 4 1 2 5 8 1 2 9 6 2 3 6 6 6 4 6 3 7 6 2 2 3 7 0 4 4 1 8 9 5 5 2 0 3 2 9 2 9 5 5 1 0 0 8 8 5 2 0 3 8 0 3 0 2 3 3 2 1 – 3 1 6 2 7 6
Cash operating costs
($’000)
Sep-09
24 257
11 018
38 158
36 095
13 156
24 098
7 417
19 444
36 864
53 576
264 083
9 217
3 619
4 233
17 069
–
281 152
J u n - 0 9 2 0 0 9 8 9 8 6 2 3 1 5 2 7 2 9 6 7 2 1 1 5 7 2 1 9 6 2 0 4 6 2 6 1 4 5 8 1 3 1 0 1 6 4 4 2 8 6 2 1 6 8 6 0 8 6 9 7 3 8 3 6 4 5 8 2 1 7 1 1 5 – 2 3 3 9 7 5
Inventory movement
($’000)
Sep-09
559
2 076
(2 080)
(949)
303
(230)
171
1 062
849
(551)
1 210
(358)
–
–
(358)
–
852
J u n - 0 9 ( 2 0 5 6 ) ( 1 8 8 0 ) ( 4 3 8 8 ) 1 4 9 1 ( 1 1 8 4 ) 9 6 9 ( 4 7 3 ) 3 3 9 9 ( 3 1 7 2 ) 2 3 3 1 ( 4 9 6 3 ) ( 1 0 1 2 ) – – ( 1 0 1 2 ) – ( 5 9 7 5 )
Operating costs
($’000)
Sep-09
24 816
13 094
36 078
35 146
13 459
23 868
7 588
20 506
37 713
53 025
265 293
8 859
3 619
4 233
16 711
–
282 004
J u n - 0 9 1 8 0 4 2 7 9 8 2 2 7 1 3 9 3 1 1 6 3 1 0 3 8 8 2 0 5 8 9 4 1 5 3 1 7 9 8 0 2 7 8 4 4 4 6 6 1 7 2 1 1 8 9 7 7 6 8 5 3 8 3 6 4 5 8 2 1 6 1 0 3
–        2 2 8 0 0 0
Operating proﬁ t
($’000)
Sep-09
5 221
2 383
8 855
2 169
2 949
17 754
674
7 682
16 338
(1 863)
62 162
1 896
1 407
5 490
8 793
–
70 955
J u n - 0 9 5 2 3 1 3 2 8 4 1 2 2 5 5 1 0 0 9 5 2 5 7 4 1 6 0 7 5 2 2 2 3 4 3 9 0 1 6 3 4 5 8 5 8 6 8 1 0 5 8 2 4 0 3 1 3 6 7 3 4 4 8 7 2 1 8 – 8 8 2 7 6
Capital expenditure
($’000)
Sep-09
2 958
9 351
14 306
6 638
2 289
4 995
16 409
10 757
9 146
6 625
83 474
233
193
–
426
1 729
85 629
J u n - 0 9 2 1 1 2 1 1 4 2 3 1 3 2 4 0 6 7 0 7 2 1 8 1 3 9 1 9 1 2 3 4 0 1 1 0 0 7 8 1 1 8 8 5 3 8 7 9 5 8 5 6 4 6 8 8 – 7 3 4 2 5 1 8 8 2 8 3 7

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
CONDENSED CONSOLIDATED INCOME STATEMENT (US$)
(Convenience translation)
Quarter ended
Year ended
September                     June
September¹
June
2009                    2009                     2008
2009
(Unaudited)           (Unaudited)           (Unaudited)            (Audited)
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
353                  316
345 1 277
Cost of sales (335) (340) (306) (1 104)
Production cost (282)
(228)                      (241)                     (850)
Amortisation and depreciation (45) (65) (40) (167)
Impairment of assets – (39) (19) (61)
Employment termination and restructuring costs – – (2) (4)
Other items (8) (8) (4) (22)
Gross proﬁ t/(loss)
18
(24)
39
173
Corporate, administration and other expenditure (11) (12) (12) (40)
Exploration expenditure (8) (9) (6) (32)
Other (expenses)/income – net (9) (9) 67 113
Operating (loss)/proﬁ t
(10)
(54)
88
214
Proﬁ t from associates 4 6 – 1
Impairment of investment in associate – – (14) (14)
Fair value movement of listed investments – 1 – (10)
Impairment of investments – – – –
Investment income 9
13                          10                         49
Finance cost (4)
(2)                       (11)                       (24)
(Loss)/proﬁ t before taxation
(1)
(36)
73
216
Taxation
(2)                   65
(30) (23)
Net (loss)/proﬁ t from continuing operations
(3)
29
43
193
Discontinued operations
(Loss)/proﬁ t from discontinued operations – (1) 8 118
Net (loss)/proﬁ t
(3)
28
51
311
(Loss)/earnings per ordinary share (cents)
– (Loss)/earnings from continuing operations (1) 7 11 47
– Earnings from discontinued operations – – 2 28
Total (loss)/earnings per ordinary share (cents)
(1)
7
13
75
Diluted (loss)/earnings per ordinary share (cents)
– (Loss)/earnings from continuing operations (1) 7 11 46
– Earnings from discontinued operations – – 2 28
Total diluted (loss)/earnings per ordinary share (cents)
(1)
7
13
74
¹ The comparative ﬁ gures are re-presented due to Mount Magnet being reclassiﬁ ed as part of continuing operations.
The currency conversion average rates for the quarter ended: September 2009: US$1 = R7.78 (June 2009: US$1 = R8.42, September 2008:
US$1=R7.78)
The income statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.
Note on convenience translations
Except where speciﬁc statements have been extracted from the 2009 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar ﬁ nancial statements presented on page 30 to 36.

Harmony Quarterly Report 2009 31
CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Year ended
September                       June
September                      June
2009                      2009
2008                     2009
(Unaudited)            (Unaudited)
(Unaudited)               (Audited)
US$ million
US$ million
US$ million
US$ million
Net (loss)/proﬁt for the period
(3)
28
51
311
Attributable to:
Owners of the parent (3) 28 51 311
Non-controlling interest – – – –
Other comprehensive income/(loss) for the period, net of income tax 1 (24) 11 111
Foreign exchange translation proﬁ t/(loss) 2 (24) 15 105
Mark-to-market of available-for-sale investments (1) – (4) 6
Total comprehensive (loss)/income for the period
(2)
4
62
422
Attributable to:
Owners of the parent (2) 4 62 422
Non-controlling interest – – – –
The currency conversion average rates for the quarter ended: September 2009: US$1 = R7.78 (June 2009: US$1 = R8.42, September 2008:
US$1=R7.78)
The statement of other comprehensive income for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
CONDENSED CONSOLIDATED BALANCE SHEET (US$)
(Convenience translation)
At                       At                           At
September                     June
September
2009                    2009                       2008
(Unaudited)               (Audited)
(Unaudited)
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment 3 774 3 614 3 249
Intangible assets
294                        288                       266
Restricted cash
22                         21                          22
Restricted investments
221                        212                       182
Investments in ﬁ nancial assets 5 7 6
Investments in associates
48                         43                           4
Trade and other receivables 10 10 15
4 374 4 195 3 744
Current assets
Inventories
152                       134                          90
Trade and other receivables 111 115 105
Income and mining taxes
6                          6                            6
Cash and cash equivalents 145 253 143
414                        508                       344
Assets of disposal groups classiﬁ ed as held-for-sale – – 169
414                        508                       513
Total assets
4 788
4 703
4 257
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 3 726 4 004 3 115
Other reserves
51                        (72)                        93
Retained earnings/(accumulated loss) 113 (108) (172)
3 890 3 824 3 036
Non-current liabilities
Borrowings
14                         14                         21
Deferred income tax
433                        421                       362
Provisions for other liabilities and charges 207 198 139
Retirement beneﬁ t obligation and other provisions 22 22 17
676                        655                       539
Current liabilities
Trade and other payables
185                        189                      184
Income and mining taxes
3                           2
35
Borrowings
34                         33
404
222                       224                        623
Liabilities of disposal groups classiﬁ ed as held-for-sale – – 59
222                       224                        682
Total equity and liabilities
4 788
4 703
4 257
Number of ordinary shares in issue 426 024 653 425 986 836 403 424 148
Net asset value per share (cents) 913 898 753
Balance sheet for September 2009 converted at a conversion rate of US$1 = R7.54 (September 2008: R8.32).
The balance sheet as at 30 June 2009 has been extracted from the 2009 Annual Report.

Harmony Quarterly Report 2009 33
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (US$) (Unaudited)
(Convenience translation)
Retained
Issued
earnings/
share
Other
(accumulated
capital                reserves
loss)
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2009 3 727 45 145 3 917
Issue of share capital – – – –
Deferred share-based payments – 5 – 5
Comprehensive income/(loss) for the period – 1 (5) (4)
Dividends paid – – (28) (28)
Balance as at 30 September 2009
3 727
51
112
3 890
Balance – 30 June 2008 3 114 81 (220) 2 975
Issue of share capital 1 – – 1
Deferred share-based payments – 2 – 2
Comprehensive income for the period – 11 51 62
Balance as at 30 September 2008
3 115
94
(169)
3 040
The currency conversion closing rates for the quarter ended: September 2009: US$1 = R7.54 (September 2008: US$1 = R8.32)

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
CONDENSED CONSOLIDATED CASH FLOW STATEMENT (US$)
(Convenience translation)
Quarter ended
Year ended
September
June
September
June
2009                         2009
2008
2009
(Unaudited)
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
US$ million
Cash ﬂ ow from operating activities
Cash generated by operations 29 93 86 319
Interest and dividends received 9 13 11 51
Interest paid (1)
(8)                      (14)                        (31)
Income and mining taxes paid (3) (51) – (85)
Cash generated by operating activities 34 47 83 254
Cash ﬂ ow from investing activities
(Increase)/decrease in restricted cash – 1 (13) (9)
Net proceeds on disposal of listed investments 2 – – –
Net additions to property, plant and equipment (117) 130 103 111
Other investing activities 1 6 1 (8)
Cash (utilised)/generated by investing activities (114) 137 91 94
Cash ﬂ ow from ﬁ nancing activities
Long-term loans repaid (1) (292) (76) (427)
Ordinary shares issued – net of expenses – 1 1 194
Dividends paid
(29)                             –                           –                           –
Cash utilised by ﬁ nancing activities (30) (291) (75) (233)
Foreign currency translation adjustments
2 61 (9) 85
Net (decrease)/increase in cash and cash equivalents (108) (46) 90 200
Cash and cash equivalents – beginning of period 253 299 53 53
Cash and cash equivalents – end of period
145
253
143
253
Operating activities translated at average rates for the quarter ended September 2009: US$1=R7.78 (June 2009: US$1 = R8.42, September 2008:
US$1 = R7.78).
Closing balance translated at closing rates of: September 2009: US$1 = R7.54 (June 2009: US$1 = R7.72, September 2008: US$1 = R8.32)
The cash ﬂ ow statement for the year ended 30 June 2009 has been extracted from the 2009 Annual Report.

Harmony Quarterly Report 2009 35
SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2009 (Unaudited) (US$/Imperial)
(Convenience translation)
Cash
Production
operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁ t/(loss)
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Operations
South Africa
Underground
Bambanani 30 25 5 371 3 30 415 162
Doornkop 16 13 3 128 9 16 075 143
Elandsrand 45 36 9 91 14 52 245 287
Evander 37 35 2 485 7 39 835 286
Masimong 42 24 18 300 5 43 693 258
Phakisa 8 8 – 347 17 8 359 78
Target 28 20 8 501 11 29 225 213
Tshepong 54 38 16 89 9 54 753 461
Virginia 51 53 (2) 115 7 53 627 600
Other
(1)
16 13 3 31 2 16 558 150
Surface
Other
(2)
26 17 9 19 2 28 646 2 307
Total South Africa
353
282
71
2 477
86
373 431
4 945
International
Papua New Guinea – – – 492 32 – –
Other operations
(3)
– – – 36 – – –
Total international
–
–
–
528
32
–
–
Total operations
353
282
71
3 005
118
373 431
4 945
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 10) – – 769
353
282
3 774
Notes:
(1)
Includes Joel and St Helena.
(2)
Includes Kalgold, Phoenix and Dumps.
(3)
Includes Mount Magnet.
All income statement items, including capital expenditure, are converted at the average currency convertion rate for the quarter of US$1 = R7.78
Mining assets are converted at the closing currency convertion rate for the quarter of US$1 = R7.54

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
SEGMENT REPORT FOR THE PERIOD ENDED 30 SEPTEMBER 2008 (Unaudited) (US$/Imperial)
(Convenience translation)
Cash
Production
operating
Mining
Capital
Ounces
Tons
Revenue
cost
proﬁ t/(loss)
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani 33 22 11 88 1 29 804 157
Doornkop 7 8 (1) 268 11 10 738 121
Elandsrand 43 31 12 295 12 38 484 318
Evander 45 31 14 147 6 50 348 337
Masimong 36 22 14 78 4 37 713 259
Phakisa 3 2 1 393 13 4 340 33
Target 16 15 1 272 8 21 509 184
Tshepong 53 32 21 431 7 57 968 390
Virginia 62 48 14 112 5 68 031 626
Other
(1)
15 12 3 28 1 18 551 151
Surface
Other
(2)
32 18 14 18 7 24 756 2 494
Total South Africa
345
241
104
2 130
75
362 242
5 070
International
Papua New Guinea – – – 441 52 – –
Other operations
(3)
– – – 33 – – –
Total international
–
–
–
474
52
–
–
Total continuing operations
345
241
104
2 604
127
362 242
5 070
Discontinued operations
Cooke operations 43 32 11 89 7 50 284 883
Total discontinued operations
43
32
11
89
7
50 284
883
Total operations
388
273
115
2 693
134
412 526
5 953
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 12) (43) (32) 556
345
241
3 249
Notes:
(1)
Includes Joel and St Helena.
(2)
Includes Kalgold, Phoenix and Dumps.
(3)
Includes Mount Magnet.
All income statement items, including capital expenditure, are converted at the average currency convertion rate for the quarter of US$1 = R7.78
Mining assets are converted at the closing currency convertion rate for the quarter of US$1 = R8.32

Harmony Quarterly Report 2009 37
DEVELOPMENT RESULTS (Metric)
Quarter ended September 2009
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal                       785 796 7.36 145.79 1 073
B Reef 110 98 88.20 12.03 1 061
All Reefs
895           894
16.22
66.05
1
071
Phakisa
Basal                      258 256 28.23 23.95 676
All Reefs
258            256
28.23
23.95           676
Bambanani
Basal                    102.9 104 175.20 8.22 1 441
All Reefs
103           104
  175.20          8.22
1
441
Doornkop
Kimberley Reef 241.7 210 478.63 2.14 1 026
South Reef 226.0 219 45.21 18.99 859
All Reefs
468           429
257.37            3.65         940
Elandsrand
VCR Reef
600.3          602        83.43 12.00 1 001
All Reefs
600           602
83.43
12.00
1
001
Target
Elsburg                   25.5 – – – –
All Reefs
26              –               –               –              –
Masimong
Basal                     567.0 408 53.00 18.69 991
B Reef 58.2 30 80.00 21.51 1 721
All Reefs
625           438
54.85
18.98
1
041
Evander
Kimberley              814.9 758 48.25 19.88 959
All Reefs
815           758
48.25
19.88           959
Virginia
(incl. Unisel & Brand 3)
Basal 1 254.9 1 122 94.27 10.79 1 017
Leader                    963.7 834 154.68 5.90 912
A Reef 442.4 388 100.13 7.92 793
Middle                    153.0 136 187.06 8.29 1 550
B Reef 14.2 – – – –
All Reefs
2 828
2 480
120.59
8.09
976
Joel
Beatrix                 597.0 452 150.00 6.02 903
All Reefs
597           452
  150.00         6.02           903
Total
Harmony
Basal 2 968 2 686 59.08 17.15 1 013.50
Beatrix                      597 452 150.00 6.02 903.00
Leader                      964 834 154.68 5.90 912.21
B Reef 183 128 86.28 14.09 1 215.58
A Reef 442.4 388 100.13 7.92 793.35
Middle                    153.0 136 187.06 8.29 1 550.09
Elsburg                    25.5 – – – –
Kimberley            1 056.6 968 141.62 6.88 973.73
South Reef 226 219 45.21 18.99 858.67
VCR                        600 602 83.43 12.00 1 001.17
All Reefs
7 215
6 413
97.93
10.03
982
DEVELOPMENT RESULTS Imperial)
Quarter ended September 2009
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal 2 574 2 612 3.00 4.11 12
B Reef 362 322 35.00 0.35 12
All Reefs
2 937
2 933
6.00
2.05
12
Phakisa
Basal                       847 840 11.00 0.71 8
All Reefs
847           840
11.00           0.71
8
Bambanani
Basal                      338 341 69.00 0.24 17
All Reefs
338            341
69.00           0.24            17
Doornkop
Kimberley Reef 793 689 188.00 0.06 12
South Reef 741 719 18.00 0.55 10
All Reefs
1 534
1 407
101.00
0.11
11
Elandsrand
VCR Reef
1 969 1 975 33.00 0.35 12
All Reefs
1 969
1 975
33.00
0.35
12
Target
Elsburg                      84 – – – –
All Reefs
84              –               –               –              –
Masimong
Basal 1 860 1 339 21.00 0.54 11
B Reef 191 98 31.00 0.64 20
All Reefs
2 051
1 437
22.00
0.54
12
Evander
Kimberley 2 674 2 487 19.00 0.58 11
All Reefs
2 674
2 487
19.00
0.58
11
Virginia
(incl. Unisel & Brand 3)
Basal 4 117 3 681 37.00 0.32 12
Leader 3 162 2 736 61.00 0.17 10
A Reef 1 451 1 273 39.00 0.23 9
Middle                      502 446 74.00 0.24 18
B Reef 47 – – – –
All Reefs
9 279
8 136
47.00
0.24
11
Joel
Beatrix 1 959 1 483 59.00 0.18 10
All Reefs
1 959
1 483
59.00
0.18
10
Total
Harmony
Basal 9 737 8 812 23.00 0.51 11.64
Beatrix 1 959 1 483 59.00 0.18 10.37
Leader 3 162 2 736 61.00 0.17 10.47
B Reef 600 420 34.00 0.41 13.96
A Reef 1 451 1 273 39.00 0.23 9.11
Middle                       502 446 74.00 0.24 17.80
Elsburg                      84 – – – –
Kimberley 3 467 3 176 56.00 0.20 11.18
South Reef 741 719 18.00 0.55 9.86
VCR 1 969 1 975 33.00 0.35 11.50
All Reefs
23 672
21 040
39.00
0.29
11

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
NOTES

Harmony Quarterly Report 2009 39
NOTES

Harmony Quarterly Report 2009
Results for the first quarter
ended 30 September 2009
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone : +27 11 411 2000
Website :
http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott (Interim Financial Director)
J A Chissano*
1
F F T De Buck*, Dr C Diarra*+,
K V Dicks*, Dr D S Lushaba*, C Markus*,
M Motloba*, C M L Savage*, A J Wilkens*
(* non-executive)
(
1
Mocambican)
(+ US/Mali Citizen)
Investor Relations Team
Esha Brijmohan
Investor Relations Officer
Telephone : +27 11 411 2314
Fax : +27 11 692 3879
Mobile : +27 82 759 1775
E-mail : esha@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone : +27 11 411 2037
Fax : +27 86 614 0999
Mobile : +27 82 888 1242
E-mail : marian@harmony.co.za
Company Secretary
Khanya Maluleke
Telephone : +27 11 411 2019
Fax : +27 11 411 2070
Mobile : +27 82 767 1082
E-mail : Khanya.maluleke@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
16th Floor, 11 Diagonal Street
Johannesburg, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone : +27 86 154 6572
Fax : +27 86 674 3260
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone : +44 870 162 3100
Fax : +44 208 636 2342
ADR Depositary
The Bank of New York Mellon Inc
101 Barclay Street
New York, NY 10286
United States of America
Telephone : +1888-BNY-ADRS
Fax : +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone : +27 11 507 0300
Fax : +27 11 507 0503
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange Plc HRM
Euronext, Paris HG
Euronext, Brussels HMY
Berlin Stock Exchange HAM1
Registration number
1950/038232/06
Incorporated in the Republic of South Africa
ISIN:
ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF07873

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:
October 30, 2009
Harmony Gold Mining Company Limited
By: /s/
Frank Abbott
Name:
Frank Abbott
Title: Interim Financial Director